
me tyme NETWORK

helping people think and feel better anytime, anywhere

Remy Meraz
remy@metymenetwork.com


25%
women use antidepressants
55M
sick days annually due to stress, depression, illness
$150B
lost productivity costs due to time off
67%
adults use Internet, TV, social media to cope due to stigma or lack of resources
me tyme
NETWORK

solution

self-help marketplace

video-on-demand network & distribution platform


YouTube | MeTyme Network – MeTyme Minute
http://www.youtube.com/metymenetwork/metymeminute/deborah-deras
Me Time Minute with Deborah Deras - Let Go of Perfectionism
me tyme MINUTE
Deborah Deras
DEBORAHDERAS.COM
0:05 / 1:05
1:13 PM
metyme NETWORK
QUOTABLES
It's not about having time. It's about making it.
– UNKNOWN
www.metymenetwork.com
Videos
Quotes
Articles

me tyme NETWORK

market opportunity


$27B
therapy & coaching
TAM
$11B
self-help products
TAM
$12B
corporate wellness/EAP's
TAM
$35B
SAM

Sources: IBIS Worldwide
E-Marketer 2016
Ooyala State of the Broadcast Industry Report 2016

me tyme NETWORK

competitive landscape

	ME TYME	SUPERSOUL.TV	GAIA TV	MINDVALLEY ACADEMY	HAPPIFY	HAPPY
edutainment	X	X	X			
variety experts	X		X	X		X
expert/consumer connection	X					
video on demand	X		X			
subscription		X	X	X	X	X
daily life relevance	X				X	X
cultural sensitivity	X	X		X		


own
THE OPRAH WINFREY NETWORK

SUPERSOUL.TV

gaia

happify

mindvalley

HAY HOUSE

Me Tyme is must…Oprah says so.


OWN
OWN
0:31 / 1:51

Why "Me Time" Is a Must | Super Soul Sunday |
Oprah Winfrey Network

‘Food Network of Emotional Well-Being’

MINUTE


ARE YOU LOVE ADDICTED?
Robyn Firtel
RobynFirtel.com


HOW TO OVERCOME FEAR WHEN ASKING FOR THE SALE OR CAREER OPPORTUNITY
Tanya Van Rickley


WHY IS THERE SO MUCH MISCOMMUNICATION BETWEEN THE SEXES
Kristen Knepper

GURUS


WHAT IS DEPRESSION?
Dr. Araceli López-Arenas
alaconsulting.org


HOW YOU CAN BUILD BETTER RELATIONSHIPS AT WORK?
Chevonna Gaylor
chevonna.com


DO YOU HAVE PROBLEMS TRUSTING YOURSELF WITH FOOD?
Marisa Molina
hellobeautifulhealth.com

STORIES


Watch previous episode
Ep3: Mom is gone now



me tyme NETWORK

team



Remy
Meraz
CEO



Damon
Haley
CSO



Kim
Hernandez
CMO



Simon
Drabble
Develope
r



Ebony
McClain
Production



Mako
Welmers
Partner Content



Liz
Quandt
Programming

TELEMUNDO
NBC UNIVERSAL
Google
HBO
VIACOM
UMCA SPORTS and ENTERTAINMENT CHAMPIONS OF THE URBAN ARENA
SATELLITE HEALTHCARE
clearchannel MEDIA + ENTERTAINMENT
SONY PICTURES

75 years of collective experience entertainment & consumer marketing

$140M revenue generation + 3B impressions

MICHIGAN ROSS SCHOOL OF BUSINESS
Startup Leadership
HERA LABS Business Accelerator
pillsbury
me tyme NETWORK

business model

network

subscription

technology

business model value proposition

lean startup = leverage + distribute + test + connect + grow audience

CONNECT CONSUMERS & EXPERTS	CONVENIENT & ACCESSIBLE	COST EFFECTIVE & TIME SAVING	UNIQUE BUSINESS ENHANCEMENT PLATFORM

traction

FEB-SEP 2016

41 experts → **220K** network audience reach → **50K** video views → **$16K** annual revenues membership only

Q4 2016

100 experts → **500K+** network audience reach → **100K** video views → **$30K** annual revenues membership only

me tyme NETWORK

projections

2017

500 **experts** Memberships → **100K** **followers** content marketing → **100K** **monthly views** advertising → **$500K** total annual revenues

2018

1000 **experts** memberships → **1M** **followers** content marketing → **1M** **monthly views** advertising → **$2M** **total annual revenues**

metyme NETWORK

go to market strategy

2016-2017

$250K-$500K

BRIDGE TO SEED

sales, marketing, production

hyper grow audience

app/VoD design

2017-2018

$1M

SEED

expand content

Advertisers

App/VoD development

2018 +

$3M

SERIES A

scale

subscriptions B2C
&
B2B integrators

me tyme NETWORK

exit: modeling success examples

MAKER.	FULLSCREEN	mitú NETWORKS
$66M investment	**$30M** investment	**$43M** investment
$1B acquisition	**$200M** acquisition	**$37M** revenues

industry investors: WPP, AMC NETWORKS, verizon, TimeWarner, WPP

capital investors: ADVANCIT CAPITAL, upfront VENTURES, dahercapital, CHERNIN GROUP

me tyme NETWORK


Sometimes all you
need is a minute.
Videos
Quotes
Articles

me tyme NETWORK

Remy Meraz | CEO
619.977.9626
remy@metymenetwork.com

www.MeTymeNetwork.com
@MeTymeNetwork